Entity# : 7122303
Date Filed : 09/02/2020
Pennsylvania Department of State

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:**

Anne Marie Doordan
Name

307 S Lemon Street,
Address

Media	PA	19063
City	State	Zip Code

☐ **Return document by email to:** ____________

Certificate of Organization Domestic Limited Liability Company

DSCB:15-8821(rev. 2/2017)

8821

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $125.00 ☐ I qualify for a veteran/reservist-owned small business fee exemption (see instructions)

In compliance with the requirements of 15 Pa.C.S. § 8821 (relating to certificate of organization), the undersigned desiring to organize a limited liability company, hereby certifies that:

1. **The name of the limited liability company (designator is required, i.e., "company", "limited" or "limited liability company" or abbreviation):**
   HighSchoolResponder LLC

2. ***Complete part (a) or (b) – not both:***

   (a) The address of the limited liability company's initial registered office in this Commonwealth is:
   (post office box alone is not acceptable)

11 Katie Lane	Lancaster	PA	17602	Lancaster
Number and Street	City	State	Zip	County

   (b) name of its commercial registered office provider and the county of venue is:

   c/o: ____________

   Name of Commercial Registered Office Provider **County**

3. **The name of each organizer is (all organizers must sign on page 2):**

Name	Address
Barbara A Grimm	11 Katie Lane , Lancaster , Lancaster , PA , United States , 17602
Anne Marie Doordan	307 S Lemon Street , Media , Delaware , PA , United States , 19063

DSCB: 15-8821-2

5. **Restricted professional companies only.**

Check the box if the limited liability company is organized to render a restricted professional service and check the type of restricted professional service(s).

☐ **The company is a restricted professional company organized to render the following restricted professional service(s):**

☐ **Chiropractic**

☐ **Dentistry**

☐ **Law**

☐ **Medicine and surgery**

☐ **Optometry**

☐ **Osteopathic medicine and surgery**

☐ **Podiatric medicine**

☐ **Public accounting**

☐ **Psychology**

☐ **Veterinary medicine**

6. **Benefit companies only.**

Check the box immediately below if the limited liability company is organized as a benefit company:

☒ **This limited liability company shall have the purpose of creating general public benefit**

Optional specific public benefit purpose. Check the box immediately below if the benefit company is organized to have one or more specific public benefits and supply the specific public benefit(s).
See instructions for examples of specific public benefit.

☒ **This limited liability company shall have the purpose of creating the enumerated specific public benefit(s):**
Mobile apps for rapid response to mental wellness and physical safety emergencies in high schools

_____

_____

7. **For additional provisions of the certificate, if any, attach an 8½ x 11 sheet.**

IN TESTIMONY WHEREOF, the organizer(s) has (have) signed this Certificate of Organization this 02 day of September, 2020 .

Barbara A Grimm
_____
Signature

Anne Marie Doordan